Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet, Smartphone or Tablet - QUICK * * * EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week, or by Mail

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Your Mobile or Internet vote authorizes the named proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 06:00 a.m., Eastern Time, on November 27, 2026.

VOTE BY INTERNET
www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING –
If you plan to attend the annual general meeting, please go to:

https://www.cstproxy.com/smx/2026. You will need your 12 digit control number.

VOTE BY PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares

MOBILE VOTING –
On your Smartphone/Tablet, open the QR Reader and scan the image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED ▲

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints the chairperson of the meeting, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$0.00000000558603475 per share, of SMX (Security Matters) Public Limited Company (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Shareholders of the Company to be held on November 27, 2026, at 2:00 p.m., Irish time (09:00 a.m., Eastern Time), or any adjournment(s) or postponement(s) thereof, at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, upon matters set forth in the Notice of Annual Meeting and Proxy Statement for the Annual General Meeting of Shareholders dated 4 November, 2026, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxy is further authorized to vote, in his or her discretion, upon such other business as may properly come before the meeting. When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on the Reverse Side)

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting to be held on November 27, 2026.

To view the Proxy Statement and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/smx/2026

PROXY

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY ANNUAL GENERAL MEETING

A. PROPOSALS – The Board of Directors recommends a vote FOR each of the Proposals.

1. **Appointment of Director** — To re-elect Amir Bader as a Director for a three-year term, who retires by rotation in accordance with Clause 165 of the constitution of the Company and, being eligible, offers himself for re-election. ☐ ☐ ☐
2. **Appointment of Director** — To re-elect Richard Gordon Hayes as a Director for a three-year term, who retires by rotation in accordance with Clause 165 of the constitution of the Company and, being eligible, offers himself for re-election. ☐ ☐ ☐
3. **Appointment of Auditor** — To re-appoint Baker Tilly Ireland Audit Limited as statutory auditor of the Company. ☐ ☐ ☐
4. **Remuneration of Auditor** — To approve and ratify the remuneration of the statutory auditors fixed by the Directors for the year ending 31 December 2026. ☐ ☐ ☐
5. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 21 August 2023. ☐ ☐ ☐
6. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 15 July 2024. ☐ ☐ ☐
7. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 15 January 2025. ☐ ☐ ☐
8. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 2 May 2025. ☐ ☐ ☐
9. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 16 June 2025. ☐ ☐ ☐
10. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 7 August 2025. ☐ ☐ ☐
11. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 23 October 2025. ☐ ☐ ☐
12. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 18 November 2025. ☐ ☐ ☐
13. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect that cancellation and the share capital consolidation on 17 February 2026. ☐ ☐ ☐
14. **Constitutional Amendment** —To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 11 May 2026. ☐ ☐ ☐
15. **Constitutional Amendment** — To adopt replacement Articles of Association to reflect the Company's share capital consolidation on 1 June 2026. ☐ ☐ ☐
16. **Constitutional Amendment** – To adopt replacement Articles of Association to reflect the Company's share capital consolidation expected on or about 9 November 2026, with the Clause 5 amendment effective from the consolidation's market effectiveness date. ☐ ☐ ☐
17. **Authority to Reduce Capital** — Authorising Directors to reduce the Company's capital by cancelling all or part of its share premium account to create distributable reserves, subject to Irish High Court confirmation. ☐ ☐ ☐

B. NON-VOTING ITEMS

1. To receive and consider the Company's financial Statements for the years ended 31 December 2023, 31 December 2024 and 31 December 2025, and the report of the Auditors on those Financial Statements.

Change of Address – Please print your new address below.

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Comments – Please print your comments below.

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C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below.

In their discretion, the proxyholder is authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Annual General Meeting and Proxy Statement relating to the meeting, receipt of which are hereby acknowledged.

CONTROL NUMBER

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Signature________________ Signature, if held jointly________________________________ Date______________2026.

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.